Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

JUSTIN P. KLEIN
DIRECT DIAL:  215-864-8606
PERSONAL FAX:  215-864-9166
KLEINJ@BALLARDSPAHR.COM

January 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director Norman Gholson, Attorney Advisor James Giugliano, Staff Attorney Jill Davis, Branch Chief George Schuler, Mining Engineer

Re:
Capital Gold Corporation
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 29, 2008
Schedule 14A filed December 8, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-13078

Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Capital Gold Corporation (“Registrant” or the “Company”) to the Staff’s comment letter dated January 9, 2009 regarding the Registrant’s Form 10-K for the fiscal year ended July 31, 2008 filed on October 29, 2008 (the “Form 10-K”), the Registrant’s Schedule 14A filed on December 8, 2008 (the “Proxy Statement”) and the Registrant’s Form 10-Q for the fiscal quarter ended October 31, 2008 filed on December 10, 2008 (the “Form 10-Q” and, together with the Form 10-K and Proxy Statement, the “Filings”).  We believe that prompt resolution of Comments 1 and 5 would greatly determine how we should respond to many of the Staff’s remaining comments.  Therefore, we respectfully request that you initially consider our response to Comments 1 and 5.  Upon resolution of those comments, we would be pleased to respond to the remaining comments.  For your convenience, Comments 1 and 5 have been reproduced, followed by the Registrant’s response.

January 13, 2009

Form 10-K for the Fiscal Year Ended July 31, 2008

Cover page

1.
We note that you state that the aggregate market value of the voting and non-voting common equity on January 31, 2008 (the last day of the second quarter of your most recent fiscal year) held by non-affiliates was $93,983,205.  Please note that this indicates that your company has become an accelerated filer; refer to Rule 12b-2 and Compliance and Disclosure Interpretations, Exchange Act Rules, Question 130.04.  As a result, your Form 10-K filing for the fiscal year ended July 31, 2008 appears not to have been timely filed.  Also, please make all necessary revisions due to your change in status to an accelerated filer.  We may have further comments after reviewing your response.

RESPONSE.  Rule 12b-2 of the Exchange Act of 1934, as amended (“Rule 12b-2”), defines a smaller reporting company as “an issuer that is not an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent that is not a smaller reporting company and that had a public float of less than $75 million as of the last business day of its most recently completed fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity.”  The definition states that the determination of whether an issuer is a smaller reporting company shall be made annually.  Specifically, the definition instructs that with respect to issuers that are required to file reports under Section 13(a) or 15(d) of the Exchange Act, the determination of whether the issuer is a smaller reporting company is based on whether the issuer came within the definition of a smaller reporting company (using the amounts specified in Item 10(f)(2)(iii) of Regulation S-K) as of the last business day of the issuer’s second fiscal quarter of the previous fiscal year.  The test set forth in Item 10(f)(2)(iii) Regulation S-K is whether the issuer’s public float held by non-affiliates was less than $50 million or, if the calculation of the public float was zero, whether the issuer had revenues of less than $40 million during the previous fiscal year.

On January 31, 2007, the last business day of the Registrant’s second fiscal quarter of the Registrant’s previous fiscal year, the public float held by non-affiliates was $38,661,523.  This amount is based on 96,653,807 shares of common stock held by non-affiliates at a closing price on January 31, 2007 of $0.40, as reported by the OTC Bulletin Board.  Thus, the Registrant’s public float held by non-affiliates as of the last business day of the second fiscal quarter of the previous fiscal year was less than $50 million.  Therefore, we believe that the Registrant properly determined that it was a smaller reporting company at the time that it filed its Form 10-K.

January 13, 2009

Rule 12b-2 states that an issuer is an accelerated filer after it first meets the following conditions at the end of its fiscal year:

(i)
The issuer had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the issuer’s most recently completed second fiscal quarter;

(ii)	The issuer has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months;

(iii)	The issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act; and

(iv)	The issuer is not eligible to use the requirements for smaller reporting companies in Part 229 of this chapter for its annual and quarterly report.

While the Registrant did report on its Form 10-K that its public float on January 31, 2008 was $93,983,205, based on information available at the time it determined its filing status, the Registrant believed in good faith that it did not meet all of the conditions set forth in the accelerated filer definition.  The Registrant believed that, because it was eligible to provide the scaled disclosure required for smaller reporting companies, it did not satisfy part (iv) of the accelerated filer definition.  The Registrant made this determination based on Release 33-8876 and Item 10(f)(2)(i) of Regulation S-K, which provide that a “smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.”  Therefore, the Registrant was eligible to use the scaled disclosure obligations applicable to smaller reporting companies at the time it filed its Form 10-K and therefore reasonably believed that was not required to comply with the disclosure obligations of an accelerated filer until it filed its Form 10-Q for the first fiscal quarter of fiscal 2009.  In many instances however, the Registrant voluntarily provided more robust disclosure in its Form 10-K than was required.

We note that Compliance and Disclosure Interpretation Question 130.04 (“Question 130.04”) suggests that, notwithstanding the Registrant’s ability to provide the scaled disclosure required for smaller reporting companies, the Registrant may not have been “eligible to use the requirements for smaller reporting companies” for purposes of satisfying the accelerated filer definition.  The Staff first published Question 130.04 only one month prior to the Registrant’s filing the Form 10-K.  Prior to the publication of Question 130.04, the only guidance available indicated the Registrant was a smaller reporting company and there was no guidance to suggest that the Registrant’s position was unreasonable.  In fact, in a memorandum to the Registrant’s file regarding its filing status for the year ended July 31, 2008, the Registrant noted that its public float exceeded $75 million, but specifically concluded that it was not an accelerated filer because it was still eligible to use the disclosure requirements for smaller reporting companies.

January 13, 2009

The Registrant had already determined its filing status at the time that Question 130.04 was published.  We believe that the interpretation provided in Question 130.04 should not be applied retrospectively where the issuer acted in good faith.  From a practical standpoint, it would have been impossible for the Registrant to change its intended filing status in response to Question 130.04 and to meet the requirements of an accelerated filer, namely providing an attestation report by its registered independent public accounting firm of its internal controls over financial reporting, within the period between publication of the interpretation and the Form 10-K due date.  The Registrant would incur significant costs and would require a great deal of time to provide an attestation report with respect to internal controls over financial reporting for the year ended July 31, 2008.  The Registrant does intend to obtain an attestation report for the year ending July 31, 2009 and will include such report in its Form 10-K for fiscal 2009.

Thus, we believe that the Registrant determined its filing status in good faith based on all of the available guidance and that its determination that it was not an accelerated filer was reasonable.  Therefore, we believe the Registrant should not be considered an accelerated filer, should not have been required to file the Form 10-K within 75 days of the last day of its fiscal year and should not have been required to include an attestation report of the Registrant’s registered public accounting firm on the Registrant’s internal controls over financial reporting.

We note the Registrant should have indicated on its Form 10-Q that it was an accelerated filer and will amend the Form 10-Q to reflect its accelerated filer status.

Controls and Procedures, page 40

5.
We note your statement on page 41 that “The annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.”  In view of your change in status to an accelerated filer, please delete this statement and make all other appropriate revisions.

RESPONSE.  As outlined in our response to Comment 1, we believe that the Registrant properly determined that it was a smaller reporting company and should not have been considered an accelerated filer at the time that it filed its Form 10-K because it believed, based on information and Staff guidance available at the time that it made its filing status determination, that it failed to satisfy all of the conditions set forth in the definition of accelerated filer.  Item 308T of Regulation S-K applies to companies that are neither a large accelerated filer nor an accelerated filer with respect to a fiscal period ending on or after December 15, 2007, but before December 15, 2009.  Companies that are subject to Item 308T(a) are required pursuant to Item 308T(a)(4) to include the statement referenced in the Staff’s comment.  Thus, because we believe that the Registrant should not be treated as an accelerated filer with respect to its Form 10-K, we believe that the language quoted in Comment 5 is appropriate and that no further revisions, including the procurement of an attestation of the Registrant’s registered independent public accounting firm of the Registrant’s internal controls over financial reporting is required for the fiscal year ended July 31, 2008, are necessary.

*        *        *

January 13, 2009

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure the Filings;

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff of the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein
Justin P. Klein